SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2007 OCT 16 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 October 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

07027202

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 10 October 2007 which we released to The Stock Exchange of Hong Kong Limited on 10 October 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr King Ho

E:\cherry\S'La Asia\Aircrafts\G450\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

Connected transactions relating to the joint venture companies engaged in aircraft business

Reference is made to the joint announcement of KPL and SA dated 17 July 2007 in respect of the establishment of two joint venture companies for the purposes of acquiring, owning, managing, operating and chartering aircrafts. The JV Parties have re-assessed their requirements for the use of the Aircrafts and decided to replace both Aircraft 1 and Aircraft 2 with a new private jet Gulfstream G450 manufactured by Gulfstream Aerospace L.P., which will be delivered on or around 16 October 2007. JVCOs will dispose of Aircraft 1 and Aircraft 2 in the market or by such other means as the JV Parties may determine on or after completion of the aforesaid replacement. Upon completion of the replacement and disposals referred to above, the maximum funding commitment of the JV Parties will be increased from US$40,200,000 (approximately HK$313,560,000) to US$52,000,000 (approximately HK$405,600,000). In the interim, prior to the disposal of the Aircrafts and upon acquisition of Aircraft 3 (i.e. the period during which JVCOs own Aircraft 1, Aircraft 2 and Aircraft 3), the maximum funding commitment of the JV Parties will be US$92,200,000 (approximately HK$719,160,000). The maximum funding commitment of the JV Parties of US$92,200,000 (approximately HK$719,160,000) is determined with reference to the aggregate commitment of Aircraft 1, Aircraft 2 and Aircraft 3. Accordingly, the JV Parties entered into an amended and reiterated joint venture agreement in respect of JVCO 2 on 10 October 2007 to reflect the aforesaid.

Under the Listing Rules, Saddlers Group and Wise Assets are regarded as connected persons of SA while Saddlers Group and Forever Up are regarded as connected persons of KPL. Accordingly, the entering into of the Amended Joint Venture Agreement constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the revised maximum funding commitments (whether equity, loan, financial assistance or otherwise) for JVCOs required from Wise Assets and Forever Up respectively following the signing of the Amended Joint Venture Agreement do not exceed the 2.5% Threshold respectively of KPL and SA, the entering into of the Amended Joint Venture Agreement is only subject to announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules.

AMENDED JOINT VENTURE AGREEMENT

Reference is made to the joint announcement of KPL and SA dated 17 July 2007 (the "**July Announcement**") in respect of the establishment of two joint venture companies for the purposes of acquiring, owning, managing, operating and chartering aircrafts. Unless otherwise defined, terms used herein shall have the same meanings as defined in the July Announcement.

The JV Parties have re-assessed their requirements for the use of the Aircrafts and decided to replace both Aircraft 1 and Aircraft 2 with a new private jet Gulfstream G450 manufactured by Gulfstream Aerospace L.P. ("**Aircraft 3**"), which will be delivered on or around 16 October 2007. JVCOs will dispose of Aircraft 1 and Aircraft 2 in the market or by such other means as the JV Parties may determine on or after completion of the aforesaid replacement. Upon completion of the replacement and disposals referred to above, the maximum funding commitment of the JV Parties will be increased from US$40,200,000 (approximately HK$313,560,000) to US$52,000,000 (approximately HK$405,600,000). In the interim, prior to the disposal of the Aircrafts and upon acquisition of Aircraft 3 (i.e. the period during which JVCOs own Aircraft 1, Aircraft 2 and Aircraft 3), the maximum funding commitment of the JV Parties will be US$92,200,000 (approximately HK$719,160,000). The maximum funding commitment of the JV Parties of US$92,200,000 (approximately HK$719,160,000) is determined with reference to the aggregate commitment of Aircraft 1, Aircraft 2 and Aircraft 3. Accordingly, the JV Parties entered into an amended and reiterated joint venture agreement in respect of JVCO 2 (the "**Amended Joint Venture Agreement**") on 10 October 2007 to reflect the aforesaid. Save for the above change, all other terms in the Amended Joint Venture Agreement remain the same as the original joint venture agreement in respect of JVCO 2 entered into on 17 July 2007. As at the date of this announcement, the book value of JVCOs is approximately US$24,000,000 (approximately HK$187,200,000) in aggregate.

Upon disposal of Aircraft 1, the proceeds arising from the sale of Aircraft 1 will be distributed back to the JV Parties on a pro rata basis in accordance with the terms of the relevant joint venture agreement and the JV Parties will subsequently decide on how to deal with JVCO 1.

The maximum funding commitment (whether equity, loan, financial assistance or otherwise) of JVCO 2 was principally based on the purchase price of Aircraft 2 and Aircraft 3, such purchase price being reached by arm's length negotiation between JVCO 2 and seller.

It is currently expected that the additional funding required by Wise Assets and Forever Up under the Amended Joint Venture Agreement will be sourced from the respective internal cash reserves and/or bank borrowings of the KPL Group or the SA Group. A substantial portion of the additional funding commitment in respect of JVCO 2 will be satisfied by internal cash reserves and/or bank borrowings on or before delivery of Aircraft 3 (i.e. on or around 16 October 2007) and such funding requirement is not expected to have any material impact on the financial position of either the KPL Group or the SA Group.

REASON FOR THE TRANSACTIONS

Following the re-assessment of the requirements for the use of the Aircrafts, the JV Parties have decided that a single aircraft with a larger capacity and longer range (i.e. Aircraft 3) is more appropriate for their business needs instead of two smaller aircrafts.

INFORMATION ABOUT KGL, KPL, SA AND WILMAR

Saddlers Group is a direct wholly-owned subsidiary of KGL. KGL is an investment holding company. As at the date of this announcement:-

(a) KGL is interested in 717,482,193 KPL Shares as disclosed under the SFO, representing approximately 50.83% of the existing issued share capital of KPL and is the controlling shareholder of KPL; and

(b) KGL is interested in 1,428,283,194 SA Shares as disclosed under the SFO, representing approximately 49.63% of the existing issued share capital of SA and is the controlling shareholder of SA.

Wise Assets is an indirect wholly-owned subsidiary of KPL. The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and the PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in the PRC.

Forever Up is an indirect wholly-owned subsidiary of SA. The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

Wilmar is Asia's leading agribusiness group. The Wilmar Group's activities include oil palm cultivation, edible oils refining, oilseeds crushing, branded edible oils processing and merchandising, specialty fats, oleochemicals and biodiesel manufacturing, and grains processing and merchandising. Headquartered in Singapore and listed on the Singapore Exchange Securities Trading Limited, Wilmar's operations are located in more than 20 countries across four continents, with a primary focus on Indonesia, Malaysia, China, India and Europe. Backed by a staff force of 60,000 people, over 160 processing plants and a widespread distribution network, its products are delivered to more than 50 countries globally.

IMPLICATIONS UNDER THE LISTING RULES

KGL is the controlling shareholder of each of KPL and SA.

As disclosed under the SFO, KGL is a substantial shareholder of KPL. SA, as an associated company of KGL, is an associate of KGL under the Listing Rules and is therefore a connected person of KPL.

As disclosed under the SFO, KGL is a substantial shareholder of SA. KPL, as a subsidiary of KGL, is an associate of KGL under the Listing Rules and is therefore a connected person of SA.

To the best of the knowledge, information and belief of the directors of KPL and SA, having made all reasonable enquiries, Wilmar is not a connected person (as defined under the Listing Rules) of KPL and SA.

Under the Listing Rules, Saddlers Group and Wise Assets are regarded as connected persons of SA while Saddlers Group and Forever Up are regarded as connected persons of KPL. Accordingly, the entering into of the Amended Joint Venture Agreement constitutes connected transactions for KPL and SA respectively under the Listing Rules.

As the revised maximum funding commitments (whether equity, loan, financial assistance or otherwise) for JVCOs required from Wise Assets and Forever Up respectively following the signing of the Amended Joint Venture Agreement do not exceed the 2.5% Threshold respectively of KPL and SA, the entering into of the Amended Joint Venture Agreement is only subject to announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules.

The KPL Directors (including the independent non-executive KPL Directors) believe that the terms of the Amended Joint Venture Agreement are on normal commercial terms and are fair and reasonable, and it is in the interests of KPL and the KPL Shareholders as a whole to enter into the Amended Joint Venture Agreement.

The SA Directors (including the independent non-executive SA Directors) believe that the terms of the Amended Joint Venture Agreement are on normal commercial terms and are fair and reasonable, and it is in the interests of SA and the SA Shareholders as a whole to enter into the Amended Joint Venture Agreement.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam[+], Wong Siu Kong[+], Ho Shut Kan[+], Ma Wing Kai, William[+], Chan Wai Ming, William, Qian Shaohua, Tse Kai Chi[@], William Winship Flanz[#], Ku Moon Lun[#] and Lau Ling Fai, Herald[#], and the SA Directors are Messrs. Kuok Khoon Loong, Edward[+], Lui Man Shing[+], Giovanni Angelini[+], Ng Si Fong, Alan[+], Ho Kian Guan[@], Lee Yong Sun[@], Roberto V. Ongpin[@], Alexander Reid Hamilton[#], Timothy David Dattels[#], Wong Kai Man[#] and Michael Wing-Nin Chiu[#], Madam Kuok Oon Kwong[@] and Mr. Ho Kian Hock[@] (alternate to Mr. Ho Kian Guan).

[+] *Executive director*
[@] *Non-executive director*
[#] *Independent non-executive director*

Amounts denominated in US$ in this announcement have been converted into HK$ at a rate of US$1 = HK$7.80 for illustration purposes.

By Order of the Board	By Order of the Board
Kerry Properties Limited	**Shangri-La Asia Limited**
Ang Keng Lam	**Kuok Khoon Loong, Edward**
Chairman	Chairman

Hong Kong, 10 October 2007

* *For identification purposes only*

END